Exhibit 99.73

VOX PROVIDES DEVELOPMENT AND EXPLORATION
UPDATES FROM OPERATING PARTNERS

TORONTO, CANADA – August 31, 2021 – Vox Royalty Corp. (TSXV: VOX) (OTCQX: VOXCF) (“Vox” or the “Company”), a high growth precious metals focused royalty company, is pleased to provide recent development and exploration updates from royalty operating partners Norton Gold Fields Pty Ltd. (ASX: NGF) (“Norton Gold”), Zijin Mining Group Co., Ltd. (HKSE: 2899) (“Zijin Mining”), Silver Mines Limited (ASX: SVL) (“Silver Mines”), Jangada Mines plc (LON: JAN) (“Jangada”), Venturex Resources Limited (ASX: VXR) (“Venturex”) and Alamos Gold Inc. (TSX: AGI) (“Alamos”).

Riaan Esterhuizen, Executive Vice President – Australia stated, “The last month has delivered a significant number of value enhancing organic developments for our royalty properties, most notably the commencement of construction at the A$462M Binduli heap leach expansion project by Norton Gold. This Binduli expansion was the key near-term catalyst that Vox management anticipated when we acquired the Janet Ivy royalty in March 2021. Additional engineering study progress at Bowdens and Pitombeiras, combined with drilling success across numerous properties capped off a very exciting month for our royalty projects.”

Summary of Development and Exploration Updates

•	Construction commenced at Janet Ivy expansion project Binduli North by Zijin Mining subsidiary Norton Gold;

•	Scoping study begins on underground mining scenarios at Bowdens silver project by Silver Mines;

•	45% increase in total mineral resource estimates at Pitombeiras by Jangada;

•	A$10M drill program underway and final project approvals targeted in 2022 for the Sulphur Springs project by Venturex; and

•	Continued drilling and permitting update at Lynn Lake (MacLellan) by Alamos.

Janet Ivy (Producing) – Binduli North Expansion Construction Commencement

•	Vox holds a A$0.50/tonne production gold royalty over the Janet Ivy project, acquired in March 2021;

•	Upon full commercial production Binduli will be the largest heap leach project in Australia, according to Norton Gold detailed design engineering partner CPC Engineering’s announcement on February 3, 2021;

•	On August 1, 2021, Zijin Mining announced that:

○	The project design, application for permits and licenses and other preparatory work of the Binduli North heap leaching project (royalty-linked) have been completed and the construction has commenced in June 2021;

○	Application for permits and licenses for Binduli South heap leaching project (non-royalty linked) is being studied and taking place;

○	After completion of all the Binduli construction work and upon reaching designated production capacity, approximately 7 tonnes of gold (approximately 225,000 ounces) can be produced in peak years;

○	Total capital cost of the combined Binduli expansion is A$462 million, with investment in the project during the first half of 2021 of RMB 0.43B (A$90 million);

•	Zijin Mining previously announced on April 28, 2020 that the “first phase of the Binduli North heap leach project is expected to complete construction and commence production in March 2022”; and

•	Vox management has commissioned the preparation of an independent NI43-101 compliant Technical Report on Janet Ivy as a result of this material development at the Binduli North heap leach project. This Technical Report is expected to be released in September 2021.

•	Vox Management Summary: The Binduli North heap leach expansion is expected to re-rate Janet Ivy royalty revenues from 2022 onwards. This royalty has the potential to generate A$1.5M – A$2.5M of annual revenues from Binduli North production on average across the life of mine and assuming a target production rate from Norton Gold of 5Mtpa from Binduli North. Based on ongoing labour shortages in Western Australia, Vox management expects first production from Binduli North in late 2022.

Bowdens (Feasibility) – Underground Scoping Study and Q2 2021 Drilling Update

•	Vox holds a 0.85% gross revenue royalty on the Bowdens silver-lead-zinc project and a 1% gross revenue royalty over surrounding regional exploration tenure;

•	On August 5, 2021, Silver Mines announced the following underground scoping study:

○	With ongoing outstanding drilling success, a Scoping Study for potential underground mining scenarios at Bowdens Silver has commenced;

○	The Scoping Study is separate to and does not affect the current late-stage approval process for Bowden’s Silver open-pit development;

○	An underground Mineral Resource preliminary assessment has also commenced and will operate concurrently with the 30,000m diamond drilling program;

○	Recent drilling at the Northwest High-Grade Zone, the Aegean Zone and the Bundara Zone has demonstrated considerable high-grade potential immediately beneath the current Ore Reserve for the proposed open-pit mine development;

○	The reporting of drilling results will continue until at least the end of the 2021 calendar year;

○	The Mineral Resource assessment and Scoping Study will be complete post the drilling phase, likely in the March quarter 2022; and

○	Drilling continues with four rigs operational on site.

•	On July 27, 2021, Silver Mines announced the following drilling update:

○	Initial results from the 30,000m drill program at Bowdens continues to define potential resources for underground mining scenarios, with a focus on the Northwest high-grade and Aegean zones;

○	BD21006 results drilled east of the Northwest high-grade zone include:

■	2.0 metres @ 443 g/t silver equivalent (146 g/t silver, 3.80% lead, 3.43% zinc and 0.25 g/t gold) from 212 metres; and

■	8.3 metres @ 354 g/t silver equivalent (276 g/t silver, 2.15% lead, 0.10% zinc and 0.31 g/t gold) from 263 metres;

○	BD21011 results returned from the Northwest high-grade zone include 13.0 metres @ 264 g/t silver equivalent (188 g/t silver, 1.66% lead, 0.40% zinc) from 207 metres;

○	Results from BD21007, show potentially significant 200 metres of extension to the southeast of the Bundarra zone include 6.0 metres @ 311 g/t silver equivalent (35 g/t silver, 3.60% zinc, 2.87% lead and 0.60 g/t gold) from 267 metres; and

○	Drilling continues with the 30,000m program with four rigs operational on site and which is expected to continue until at least the end of 2021.

•	Vox Management Summary: This underground scoping study presents volume and royalty revenue upside to the June 2018 feasibility study results, which imply, based on management assumptions, a 16 year mine life generating annual open pit royalty revenues of A$1M – A$1.5M on average during the life of mine. We look forward to additional updates from Silver Mines regarding final open pit permitting over the coming year.

Pitombeiras (PEA Stage) – PEA Update and Drilling update(1)

•	Vox holds a 1% net smelter royalty over the Pitombeiras vanadium-iron ore project;

•	On July 29, 2021, Jangada announced that:

○	It has completed a consolidated updated National Instrument 43-101 compliant resource estimate, comprising the results obtained to date from the Pitombeiras North and South and Goela targets;

○	Total Mineral Resource Estimate (“MRE”) of 8.26Mt, representing an increase of 45%, with 62% now classified as Measured and Indicated;

○	The Mineral Resource classification resulted in Measured & Indicated Resources of 5.10Mt at 0.46% V2O5, 9.04 % TiO2 and 46.06% of Fe2O3, and Inferred resource of 3.16Mt at 0.44% V2O5, 9.00% TiO2 and 45.86% of Fe2O3;

○	Vanadiferous Titanomagnetite mineralisation continues to be open and drilling to date been conducted on only 3 of 8 known targets;

○	Due to the significantly larger MRE with higher category confidence levels from that previously reported and extensive other work undertaken, Jangada will now be issuing a Definitive Feasibility Study in Q3 2021, rather than an upgraded economic study; and

○	Jangada is fully funded for its existing work programme and intends to proceed to mine development, with first production as early as the first half of 2022.

•	Vox Management Summary: The fast-tracking of the Pitombeiras project to definitive feasibility study in Q3 2021 and initial production in H1 2022 continues to exceed Vox management expectations. The 45% increase in the resource estimate and improved resource category confidence levels increases Vox’s confidence in Jangada management’s ability to bring this project into production in 2022.

Sulphur Springs (Pre-Construction) – A$10M drill program, Resource Update & Final Project Approvals

•	Vox holds a A$2/tonne production copper-zinc royalty (A$3.7M royalty cap) on the Sulphur Springs project and an effective A$0.80/tonne production royalty on the Kangaroo Caves deposit, which is part of the combined Sulphur Springs project;

•	On July 29, 2021, Venturex announced that:

○	It has commenced a A$10M drilling program to de-risk and grow the Sulphur Springs copper-zinc project;

○	Infill drilling is underway with the aim of upgrading the majority of Inferred Resources to the Indicated category;

○	It will undertake a significant drill program to test for extensions to the known resource and mineralisation boundaries;

○	A resource update is targeted to be completed by the end of June 2022; and

○	In parallel with the drilling, Venturex will continue to complete the remaining project approvals, which are also expected by the second half of 2022.

•	Vox Management Summary: The new management team at Venturex, led by Northern Star Resources co-founder Bill Beament, is actively progressing the Sulphur Springs project, which Vox expects will lead to a final investment decision in the second half of 2022. The A$10M drilling program offers further upside to the current mineral resource.

Lynn Lake (MacLellan, Feasibility) – Q2 2021 Drilling and Permitting Update

•	Vox holds a 2% gross revenue royalty (post initial capital recovery) on part of the MacLellan deposit at the Lynn Lake gold project;

•	On July 28, 2021, Alamos announced that it continues to advance permitting at the Lynn Lake project, with approval of its Environmental Impact Statement expected mid-2022 and during the second quarter of 2021, 9,396m of drilling was completed in 44 holes at MacLellan and surrounding non-royalty linked targets.

•	Vox Management Summary: Alamos has again reiterated a construction decision deadline for Lynn Lake of mid- 2022. Alamos is guiding its investors to first production from Lynn Lake in 2024, based on its latest July 2021 corporate presentation.

Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting Limited and a “Qualified Person” under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox is a high growth precious metals royalty and streaming company with a portfolio of over 50 royalties and streams spanning eight jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to become the fastest growing company in the royalty sector. Since the beginning of 2019, Vox has announced over 20 separate transactions to acquire over 45 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Riaan Esterhuizen	Kyle Floyd
Executive Vice President, Australia	Chief Executive Officer
riaan@voxroyalty.com	info@voxroyalty.com

Cautionary Note Regarding Forward Looking Information

This news release contains certain forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”.

The forward-looking statements and information in this press release include, but are not limited to, summaries of operator updates provided by management and the potential impact on the Company of such operator updates, statements regarding expectations for the timing of commencement of resource production from various mining projects, expectations regarding the size, quality and exploitability of the resources at various mining projects, future operations and work programs of Vox’s mining operator partners, the receipt of future royalty payments derived from various royalty assets of Vox, anticipated future cash flows and future financial reporting by Vox and requirements for regulatory approvals.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Vox to control or predict, that may cause Vox’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the requirement for regulatory approvals and third party consents, the impact of general business and economic conditions, the absence of control over the mining operations from which Vox will receive royalties, including risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID-19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Vox’s expectations; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

References & Notes:

(1)	The 20 July 2021 updated Mineral Resource Estimate of the Pitombeiras Project is the responsibility of Mr. Mauricio Prado. MSc. Geo. MAIG, Qualified Person as defined by NI 43-101 guidelines, independent geological consultant contracted by Jangada Mines Plc. Mr. Prado is partner and principal consultant with BS Geo e Min Ltda., a Brazilian geology consulting company based on Goiânia, Brazil.

(2)	The anticipated revenue information presented in this press release is preliminary, based on management estimates, and may change materially.